Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

December 18, 2017

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”) (File Nos.: 333-201530 and 811-23024)
Pacer WealthShield® ETF (the “Fund”)

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 14, 2017 with respect to the Fund’s name. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Fund’s registration statement.

Comment 1.
The Staff believes “WealthShield®” in the Fund’s name could be misleading because the Fund does not include a strategy to protect against loss. Please explain how the Fund’s strategy “shields” the Fund.

Response:
The Trust appreciates the Staff sharing its opinion that the Fund’s name could be misleading, but for the reasons discussed below and in prior correspondence on this matter with the Staff, the Trust respectfully declines to change the Fund’s name.

The Trust continues to believe that no reasonable investor would infer anything in particular regarding the Fund’s strategy from the “WealthShield®” term in the Fund’s name, and the Trust is not aware of any information or evidence supporting the Staff’s opinion that the term could be misleading. Moreover, the Trust respectfully disagrees with the Staff’s contention that the Fund does not include a strategy to protect against loss. As disclosed in the Fund’s Prospectus, the Fund’s underlying index “utilizes a systematic risk management strategy” that oscillates between equity and fixed-income exposure. Investors that decide to invest in the Fund are expected to do so because they believe that the Index’s methodology may enable the Fund to mitigate losses during extended market downturns by being invested in short-term U.S. Treasuries rather than equities or long-term bonds. Such “trend-following” strategies have been well researched and publicized by other investment advisers, investment analysts, and the media.1

The 2013 IM Guidance Update noted that “the staff believes that when a fund uses a name that suggests safety or protection from loss investors may conclude, at least in certain circumstances, that the fund offers greater protection from loss than is the case.”2 The Trust does not believe that the Fund’s name would be interpreted by a reasonable investor as suggesting safety or protection from loss. Additionally, the Trust is not aware of, nor has the Staff identified, any circumstances applicable to the Fund that would lead an investor to believe the fund offers “greater protection from loss than is the case”.

Consistent with the 2013 IM Guidance Update, the Fund’s investment adviser has carefully considered whether the Fund’s name suggests safety or protection from loss and whether changing the Fund’s name is appropriate to address any potential investor misunderstanding. For the reasons discussed above and in prior correspondence on this matter with the Staff, the Trustrespectfully declines to change the Fund’s name.

[1]
See e.g., Brian Hurst, Yao Hua Ooi, and Lasse H. Pedersen, Ph.D., AQR Capital Management, LLC, A Century of Evidence on Trend-Following Investing (Fall 2012), available at https://www.efficient.com/pdfs/A_Century_of_Evidence_on_Trend-Following_Investing.pdf.

[2]	Id.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust